Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Information Sheet

Below is an information sheet related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson.  This information sheet was distributed to Johnson & Johnson employees and non-employee distributors for use during trade shows, society meetings and medical education meetings, and may be distributed to customers of Johnson & Johnson upon request.

Additional Information and Where to Find It

Johnson & Johnson has filed with the SEC a registration statement on Form S-4, in which a proxy statement is included as a prospectus, and will file other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents filed by Johnson & Johnson with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

Johnson & Johnson and Synthes Merger Agreement  Johnson & Johnson announced a definitive agreement to acquire Synthes in April, 2011. Upon completion of the merger, Synthes will join with the DePuy companies of Johnson & Johnson.  DePuy offers one of the most diverse portfolios in joint replacement, spine, sports medicine and neuro, while Synthes is recognized for its innovations in trauma, spine, cranio-maxillofacial and power tools. Together, the companies will offer surgeons and patients a unique breadth and depth of technology and service worldwide to meet their needs.  Specifically, DePuy and Synthes together would bring: Product development capabilities and robust pipelines from the two organizations, as well as potential for technology convergence across Johnson & Johnson that would target transformational innovation to enhance patient care;  Global reach to bring a broader portfolio of solutions to more people around the world in developed and particularly in emerging markets; and Renowned leadership and expertise in professional education, and commitment to serving the medical community.  We expect the transaction to close in the first half of 2012. Until then, it is business as usual for each company, as we continue to drive our businesses forward separately. This announcement does not affect our customer interactions in any way, as we remain competitors.  In the meantime, together with Synthes, we have formed a joint integration planning team to begin appropriate planning activities. At this time, the merger proposal is being reviewed by regulatory authorities around the world. No decisions have been made at this point regarding future portfolio or leadership of the new company. The AO Foundation is an independent, not-for-profit foundation that is not involved in the integration efforts between Synthes and Johnson & Johnson. However, Johnson & Johnson looks forward to working with the AO Foundation following the closing. We are eager to hear of specific questions or concerns that you may have relative to this transaction and will do our best to answer them as we move through the integration planning period.  Synthes and Johnson & Johnson both share the mission of supporting clinicians in delivering the highest possible standard of care to patients worldwide. We remain truly excited about the potential the combined companies would bring. Ultimately, we believe this merger will enable us to better meet your needs and the needs of the healthcare community.

Additional Information and Where to Find It  Johnson & Johnson has filed with the SEC a registration statement on Form S‐4, in which a proxy statement is included as a prospectus, and will file other documents in connection with the proposed acquisition of Synthes. The proxy statement/prospectus will be sent to the stockholders of Synthes. Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents filed by Johnson & Johnson with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz‐Blotzheim‐Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations. Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. (This communication contains “forward‐looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc. Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10‐K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes. Neither Johnson & Johnson nor Synthes undertakes to update any forward‐looking statements as a result of new information or future events or developments.)